

03052555

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34626

SEC RECEIVED NOV 26 2003 PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS DISTRIBUTORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Broadway, Suite 2200
(No. and Street)

Denver, Colorado 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Carter 303.623.2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 3400, Denver, Colorado 80203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Distributors, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Distributors, Inc.

Accountants' Report and Financial Statements

September 30, 2003

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

ALPS Distributors, Inc
September 30, 2003

Contents

Independent Accountants' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 8

Independent Accountants' Report on Internal Control 9



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

Independent Accountants' Report

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (a wholly-owned subsidiary of ALPS Financial Services, Inc.) as of September 30, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPS Distributors, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of recording revenues and expenses from related parties in 2003.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 8 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions for Success

BKD, LLP

Denver, Colorado
November 7, 2003

A member of Moores Rowland International

ALPS Distributors, Inc.
Statement of Financial Condition
September 30, 2003

Assets

Cash	$ 100,000
	$ 100,000

Liabilities and Stockholder's Equity

Stockholder's Equity	
Paid-in capital	$ 100,000
Total stockholder's equity	$ 100,000

See Notes to Financial Statements

ALPS Distributors, Inc.

Statement of Income

Year Ended September 30, 2003

Revenues	
Distribution and administration fees	$ 657,069
	657,069
Expenses	
Compensation	282,367
Depreciation	13,539
Insurance	28,709
Rent	32,076
Regulatory fees	4,483
Telephone	6,586
	367,760
Net Income	$ 289,309

See Notes to Financial Statements

ALPS Distributors, Inc.

Statement of Stockholder's Equity

Year Ended September 30, 2003

	Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2002	$ 37,651	$ 114,228	$ 151,879
Cash transferred from parent	62,349	-	62,349
Distribution to Parent resulting from forgiveness of intercompany receivable	-	(403,537)	(403,537)
Net income	-	289,309	289,309
Balance at September 30, 2003	$ 100,000	$ -	$ 100,000

See Notes to Financial Statements

ALPS Distributors, Inc.
Statement of Cash Flows
Year Ended September 30, 2003

Operating Activities	
Net income	$ 289,309
Item not requiring (providing) cash	
Depreciation	13,539
Non-cash operating expenses (Note 3)	(315,276)
Net cash used in operating activities	(12,428)
Financing Activities	
Cash contribution from parent	62,349
Net cash used in financing activities	62,349
Increase in Cash	49,921
Cash, Beginning of Year	50,079
Cash, End of Year	$ 100,000

Supplemental Cash Flows Information	
Distribution to Parent resulting from forgiveness of intercompany receivable	$ (403,537)

ALPS Distributors, Inc.
Notes to Financial Statements
September 30, 2003

Note 1: Organization and Summary of Significant Accounting Policies

Nature of Operations

ALPS Distributors, Inc. (the Company) is a wholly owned subsidiary of ALPS Financial Services, Inc. (the Parent). The Company, a registered broker-dealer and a member of the National Association of Securities Dealers, derives its income from distribution activities for mutual funds.

Prior to July 1, 2003, the methodology used in determining the allocation of financial statement transactions was based on the revenue generated by the Company. The Company recorded the revenue specifically identifiable to the Company on its books. A portion of total expenses of the Parent was then allocated to the Company based on a percentage of the Company's revenue to the consolidated revenue of the Parent. Outstanding receivables and payables related to the Company as well as an allocable portion of fixed assets based on the same method were recorded on the Company's balance sheet. Therefore, nine months of earnings are presented in the statement of income.

Effective July 1, 2003, the methodology used in determining the allocation of financial statement transactions was modified. Under the new methodology, ALPS Mutual Funds Services, Inc. ("ALPS") another wholly owned subsidiary of ALPS Financial Services, records revenue based upon administration, fund accounting, transfer agency, telephone servicing and other contracts associated with third party servicing. ALPS also records all of the revenue earned by the Company based upon distribution contracts. All expenses directly attributed to the Company pass through to ALPS. The Company maintains a cash balance only. Receivables, payables and equity account balances pass through directly to ALPS.

The Company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Furniture and Equipment

Furniture and equipment is depreciated over the estimated useful life of each asset. Annual depreciation is primarily computed using the straight-line method.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law; therefore, taxable income or loss is reported to the individual stockholder for inclusion in his tax return. No provision for federal or state income taxes is included in these statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2003, the Company had net capital of $100,000, which was $95,000 in excess of its required net capital of $5,000.

Note 3: Related Party Transactions

Substantially all of the Company's expenses were paid by the Parent. A total of $367,760 in expenses were paid and $657,069 in revenues were collected by the Parent. These amounts were recorded as intercompany transactions during the year. At September 30, 2003, the Company offset the receivable due from the Parent of $403,537 with a distribution of the same amount. Additionally, the parent made a capital contribution of $62,349 to bring the total equity in the company to $100,000. As discussed in Note 1, effective July 1, 2003, the Company modified its methodology for recognizing revenue and expenses.

Supplementary Information

ALPS Distributors, Inc.
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
September 30, 2003

Net Capital	
Total stockholder's equity	$ 100,000
Net Capital	$ 100,000
Computation of Basic Net Capital Requirements	
Required minimum net capital	$ 5,000
Net capital in excess of minimum requirements	$ 95,000
Ratio of required minimum net capital	20 to 1

There were no variances between this computation of net capital under Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.

Independent Accountants' Report on Internal Control



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of ALPS Distributors, Inc. (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Solutions for Success

A member of Moores Rowland International mri

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
November 7, 2003